Press Information

FOR IMMEDIATE RELEASE
PINK SHEETS SYMBOL MXIM

Contact: Paresh Maniar
             Executive Director, Investor Relations
             (408) 470-5348

MAXIM INTEGRATED PRODUCTS ANNOUNCES COMPLETION OF ACQUISITION OF VITESSE'S STORAGE PRODUCT BUSINESS

SUNNYVALE, CA – October 29, 2007 – Maxim Integrated Products, Inc. (PINK SHEETS: MXIM), ("Maxim" or the "Company") today announced that it has completed the previously announced purchase of the Storage Products Business of Vitesse Semiconductor Corporation (VTSS.PK) located in Colorado Springs, Colorado for approximately $63 million in cash. An additional amount up to $12 million in cash will be payable by Maxim upon the achievement of certain commercial milestones through the end of Vitesse's 2008 fiscal year on September 30, 2008.

Maxim's acquisition of the Storage Productions Business includes Vitesse's Serial Attached ATA (SATA) products, Serial Attached SCSI (SAS) Expander products, Enclosure Management products and Baseboard Management products.

Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real world signal processing.

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